FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






SENIOR APPOINTMENTS IN HSBC NORTH AMERICA

William F Aldinger, Chairman and Chief Executive Officer of HSBC North America Holdings Inc. and of HSBC Finance Corporation (formerly Household International, Inc.) and Chairman of HSBC Bank USA, N.A., is to retire on 29 April 2005. He will also step down from the Board of HSBC Holdings plc and from the Boards of other HSBC Group companies on the same date.

HSBC Finance Corporation was acquired by the HSBC Group in March 2003.
Mr Aldinger, who had served as its Chairman and Chief Executive Officer since 1994, agreed to stay on for a period of three years to oversee the integration of HSBC Finance Corporation into the enlarged HSBC Group. He was appointed Chairman and Chief Executive of HSBC North America, Inc., and of HSBC North America Holdings Inc., which serves as the holding company for all HSBC businesses in the region. The integration programme has proceeded successfully and faster than expected and it has been agreed between Mr Aldinger and HSBC that his task has been completed ahead of expectations.

Upon Mr Aldinger's retirement it is intended that the following appointments will be made:

Carl E Reichardt will become non-executive Chairman of HSBC North America Holdings Inc. A former Chairman and Chief Executive of Wells Fargo & Company, he served as a non-executive Director of HSBC Holdings plc from 1996 to 2002. He is also a Director of Ford Motor Company and ConAgra Foods, Inc.

Bobby Mehta, currently a Vice Chairman of HSBC Finance Corporation, will become Chief Executive of HSBC North America Holdings Inc., and Chairman and Chief Executive Officer of HSBC Finance Corporation. He will also be appointed a Group Managing Director of HSBC Holdings plc.

Sandy Derickson will continue as Vice Chairman of HSBC Finance Corporation with expanded responsibilities. She will be appointed a Group General Manager.

Stephen Green, Group Chief Executive of HSBC Holdings plc, will become Chairman of HSBC Bank USA, N.A.

Martin Glynn, will continue as Chief Executive Officer of HSBC Bank USA, N.A.

Sir John Bond, Group Chairman of HSBC Holdings plc, said: "The acquisition of Household International in 2003 was a major development for HSBC. We said at the time how important it was to have someone of Bill Aldinger's experience oversee the initial phase of the company's integration into the HSBC Group and to ensure that our shareholders achieved the benefits of the transaction.

"It is a tribute to Bill's energy and leadership that he has completed this task faster than planned and that he has established a talented management team to take our North American business to the next stage of its development. We thank him warmly for his contribution. He will leave with our best wishes for the future."

Notes to editors:

The HSBC Group
HSBC Holdings plc, the holding company for the HSBC Group, is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, the HSBC Group is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 February, 2005